111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

September 24, 2013

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Johnny Gharib

Re:	National General Holdings Corp.

Registration Statement on Form S-1

Filed August 7, 2013

File No. 333-190454

Dear Mr. Gharib:

National General Holdings Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 1 (the “Amended Registration Statement”) to the Registration Statement on Form S-1 filed August 7, 2013.

On behalf of the Company, we are writing to respond to the comments raised in the Staff’s letter to the Company dated September 3, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amended Registration Statement are enclosed, and have been marked to show changes from the Company’s Registration Statement on Form S-1 filed on August 7, 2013. References to page numbers in our responses are to page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Securities and Exchange Commission

September 24, 2013

General

1.	We note that there are two additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: All remaining exhibits have been filed with the Amended Registration Statement.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company does not intend to present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, nor is the Company aware of any research reports about it that will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is or may be participating in the offering.

3.	We note that you intend to apply for the listing of your common stock on the Nasdaq Global Market. Please expand your disclosure to clarify whether you applied to obtain listing of your common stock, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

Response: The disclosure on the prospectus cover page and pages 9, 18, 30, 115, 145 and 158 has been updated to state that the Company has applied to have its common stock approved for listing on the Nasdaq Global Market. The disclosure in the risk factor on the bottom of page 29 has been expanded to state that there can be no assurance that the Company’s application will be approved.

Securities and Exchange Commission

September 24, 2013

4.	We note there is no public market for your shares of common stock, although you intend to apply to have your common stock approved for listing on the Nasdaq Global Market. As such, please specify on the cover page and in the “Determination of Offering Price for this Offering” and “Plan of Distribution” sections, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public and indicate that once the securities are listed on the Nasdaq Global Market, they will be sold at prevailing market prices or at negotiated prices.

Response: The disclosure on the prospectus cover page and page 6 has been revised to specify the bona fide range at which the Company expects the shares will be offered to the public, and to state that once the Company’s common stock is listed on the Nasdaq Global Market, shares will be sold at prevailing market prices or privately negotiated prices.

5.	Please provide updated financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response: The financial statements have been updated as requested.

Summary

Our Products, page 3

6.	Please briefly describe the Patient Protection and Affordable Care Act (“PPACA”) the first time you refer to it in this section.

Response: A brief description of the Patient Protection and Affordable Care Act has been added to page ii and page 3.

Our Competitive Strengths, page 3

7.	In the fifth bullet point, please define the term “reinsurance partners” and describe the nature of the partnerships.

Response: The disclosure in the first bullet point on page 4 has been revised to describe the nature of the reinsurance program for selected agents.

Securities and Exchange Commission

September 24, 2013

8.	In the fifth bullet point, you refer to your “close relationship with AmTrust Financial Services, Inc.” and state that it should allow you to develop joint marketing initiatives. Please describe your relationship with AmTrust the first time you refer to it in this section.

Response: The first bullet point on page 4 has been revised to delete the reference to the relationship with AmTrust. This relationship is described under the heading “Our History” on page 6.

Company Information, page 8

9.	Please file the lease agreement for your executive offices as an exhibit.

Response: The Company has not filed the referenced lease because it does not believe the lease for its executive office is a material lease pursuant to Item 601(10)(ii)(D) of Regulation S-X.

Risk Factors

Risks Relating to Our Business Generally

Our insurance subsidiaries are subject to a minimum capital and surplus..., page 14

10.	Please quantify the statutory and regulatory restrictions applicable to insurance companies imposed by the states of domicile which limit the amount of cash dividends or distributions that they may pay unless special permission is received from the state of domicile in this risk factor discussion. Also, please disclose the amount of dividends paid by your subsidiaries to you and whether the company obtained permission from the states of domicile before the dividends were paid.

Response: In response to this comment, the disclosure under the risk factor entitled “Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations” on page 21 has been revised to quantify the statutory and regulatory restrictions in regard to the payment of cash dividends.

We have recently transitioned our advertising and marketing to our new brand..., page 14

11.	Please disclose when you transitioned to your new brand name “National General Insurance.”

Response: The disclosure in this risk factor on page 14 has been revised to state that the Company transitioned to its new brand name effective July 1, 2013.

Securities and Exchange Commission

September 24, 2013

We may not be able to successfully acquire or integrate additional businesses..., page 17

12.	Please describe the regulatory approvals that you still need to receive before you can commence selling your A&H health insurance products.

Response: Disclosure has been added to this risk factor on page 17 to describe the status of the regulatory approvals for the Company’s A&H insurance products.

Our principal stockholders have the ability to control our business, which may..., page 18

13.	Please expand your disclosure in this risk factor to describe why you are deemed to be a “controlled company.” Also, please describe all of the exemptions from certain corporate governance requirements available to you as a controlled company.

Response: The disclosure in this risk factor on page 18 has been revised to describe why the Company is deemed to be a controlled company and to describe all exemptions available to it as a controlled company.

Assessments and other surcharges for guaranty funds, second-injury funds..., page 24

14.	Please expand your disclosure in this risk factor to describe how your share of the assessments and surcharges discussed in this risk factor is determined.

Response: Disclosure has been added to this risk factor on page 24 to describe how such assessments are determined.

Risks Relating to Our Insurance Operations

We write a significant amount of business in the sub-standard auto insurance..., page 26

15.	Please quantify the amount of your business you write in the substandard auto insurance market in this risk factor.

Response: This risk factor on page 27 has been revised to quantify the amount of sub-standard auto insurance business written by the Company.

Risks Related to an Investment in our Common Stock

If we become publicly traded, our senior executive officers and several of..., page 33

16.	Please describe the demands of being a publicly traded company versus a private company to which you refer in this risk factor.

Response: In response to this comment, this risk factor has been moved to page 32 immediately following the risk factor captioned “In order to comply with the

Securities and Exchange Commission

September 24, 2013

requirements of being a public company, we will have to enhance certain of our corporate processings, which will require significant Company resources and management attention,” which risk factor details the demands of being a publicly traded company versus a private company.

Dividend Policy, page 36

17.	Please disclose the aggregate amount of dividends that could be paid to you at the end of the latest fiscal year without regulatory approval.

Response: The disclosure in this section on page 37 has been revised to disclose the aggregate amount of dividends that could be paid to the Company at the end of the latest fiscal year without regulatory approval.

Capitalization, page 37

18.	In reflecting the pro forma amounts for your conversion of Series A Preferred Stock and private placement of common stock in June 2013, your retained earnings decreases by $12.2 million. Please explain any charge recorded related to the conversion and private placement in your updated financial statements and related disclosure. To the extent necessary for us to understand the charge, please separately reference for us the authoritative literature you relied upon to support your accounting.

Response: As reflected in the Company’s interim financial statements for the period ended June 30, 2013, the Company recorded the capital and equity transactions in the following chronological order.

(a) The Company’s issued and outstanding 53,034 shares of 8% cumulative convertible Series A Preferred Stock was converted to 45,958 shares of common stock on June 5, 2013. Effective June 5, 2013, prior to the conversion of the preferred stock, the Board of Directors of the Company formally declared the dividends on Series A Preferred Stock out of funds legally available, subject to any restrictions that may be applicable to the Company. On the date of declaration, the retained earnings is charged and dividends payable on the Company’s balance sheet are credited for the total amounts of the dividends payable on that date, being $12.2 million. The Company paid out the $12.2 million on June 6, 2013.

(b) Effective June 6, 2013, the Board of Directors of the Company approved and the Company implemented a 286.22 to 1stock split of all issued and outstanding common stock on that date. The number of common shares issued and outstanding before the conversion was: (i) 159,161 shares owned by the Company’s principal shareholders and founders (Michael Karfunkel, Leah Karfunkel, the wife of Michael Karfunkel and the

Securities and Exchange Commission

September 24, 2013

sole trustee of the Karfunkel Trust) and (ii) 45,958 shares owned by AmTrust, a related party. The shares of common stock held before the stock split by Mr. Karfunkel and Ms. Karfunkel, as sole trustee of the Karfunkel Trust and AmTrust represented approximately 78.8% and 21.2% respectively. As result of the stock split, 159,161 and 45,958 common shares were converted into 45,554,570 and 12,295,430, respectively. The Company accounted for the 286.22 to 1 stock split in accordance with FASB ASC 505-20-25-5 though 25-6 and ASC 505-20-30-6, where no part of retained earnings should be transferred to common shares or additional paid-in-capital (there is no need to capitalize retained earnings). Since the Company’s stock split was made without the change in par value of the stock, it is appropriate to charge additional paid-in capital and record an offsetting credit to par value of newly issued share which the Company recorded in the amount of $575,000.

(c) On June 6, 2013, the Company sold an additional 21,850,000 shares of Common Stock in a private placement in reliance on exemptions from registration under the Securities Act of 1933 at a price of $10.50 per share, subject to placement fee of $0.735 per share. The Company recorded the cost of obtaining new capital as a reduction of the related proceeds. The cost of issuance of stock in the amount $16.1 million is charged directly to additional paid-in capital. The net proceeds to the Company after expenses were approximately $213 million.

Selected Financial Data, page 38

19.	Please revise your presentation to include both basic and diluted earnings per share on an historical basis. After you update your financial information through June 30, 2013, which will include the actual conversion of your Series A Preferred Stock, please remove your pro forma earnings per share information.

Response: The selected financial data presentation on page 41 has been revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Acquisitions, page 44

20.	In the fifth and ninth bullet points, you reference the need for “requisite approvals” and “necessary licenses and approvals,” respectively. Please describe these “requisite approvals” and “necessary licenses and approvals” and to the extent known, when you anticipate receiving them.

Response: The fifth bullet point on page 45 and the second bullet point on page 46 have been revised as requested.

Securities and Exchange Commission

September 24, 2013

21.	In the eighth bullet point, please identify the AmTrust affiliate from which you assumed 100% of an in-force book of A&H business.

Response: The first bullet point on page 46 has been revised to identify the AmTrust affiliate (Wesco Insurance Company).

Reserves for loss and loss adjustment expenses, page 48

22.	Please revise your disclosure to explain the apparent inconsistency in your statement in the first paragraph on page 49 that “We do not anticipate that we will make any material reserve adjustments” with the risk factor on page 14 that indicates that as a result of uncertainties, your ultimate paid loss and LAE may deviate, “perhaps substantially” from your estimates of such losses and expenses.

Response: In response to this comment, the referenced disclosure on page 49 has been deleted.

23.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand management’s method for establishing the estimate; whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure in response to the comments listed below.

•	Please disclose the amount of the reserve for loss and loss adjustment expense, separately indicating IBNR and case reserves, for each period presented.

•

Please describe the methods you used to determine your reserve for loss and loss adjustment expense by line of business. Your discussion should name the actuarial methods used and should highlight the fact that you recently began underwriting operations.

•

Please identify and describe those key assumptions included in your underlying actuarial methodologies that materially affect the estimate of the reserve for loss and loss adjustment expenses. From your disclosures in the risk factors section it appears that the number of claims expected to be paid (frequency) and the average cost per

Securities and Exchange Commission

September 24, 2013

claim (severity) are considered to be the key assumptions that materially affect your losses and loss adjustment reserve. When applicable, for each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

•

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

•	Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.

•

If such a policy exists, describe the method used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

•

When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used to determine it, and the specific underlying reasons that explain why you believe that the adjustment or reversal is necessary.

•

In addition to quantifying the changes recorded to prior year reserves and stating that the changes reflected revisions in the estimated reserves considering the actual claims activity experienced, and disclosing that they were primarily the result of favorable loss development due to lowered actuarial estimates, please disclose the following, when material, to explain the reasons for the change in estimate, separately for each line of business:

•

Identify and describe in reasonable specificity the nature and extent of either new events that occurred or additional experience/information obtained since the prior period that led to the change in estimates and the key assumptions affected by line of business.

•	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Securities and Exchange Commission

September 24, 2013

Response: In response to this comment, the Company has expanded the disclosure regarding the estimation of the reserve for loss and loss adjustment expenses under the heading “Reserves for loss and loss adjustment expenses” in the MD&A Critical Accounting Policy discussion on page 49 and under the heading “Business—Loss Reserves” beginning on page 97 to further explain the judgments and uncertainties surrounding this estimation and the potential impact on the Company’s financial statements. A cross reference to the enhanced disclosure under “Business—Loss Reserves” has been included in the MD&A Critical Accounting Policy discussion of reserves for loss and loss adjustment expense on page 49.

Fair value of financial instruments, page 51

24.	You disclose that if you determine that the fair value estimate provided by a pricing service does not represent fair value you produce an estimate of fair value based on dealer quotations or through consensus pricing of a pricing service. Please revise your disclosure to:

•	Indicate the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;

•	Clarify the specific procedures performed to validate the prices obtained from third parties and to ensure that the instruments are properly classified within the fair market hierarchy; and

•

Disclose how and why, you adjusted prices you obtained from the independent pricing services and clarify that you made no adjustments to Level 1 inputs. Disclose instances of adjustments made to observable inputs and quantify and explain the reason for making such adjustments. Clarify why adjustments to fair value provided by pricing services did not result in a reclassification of the instrument measured to Level 3.

Response: The disclosure on page 53 has been revised in response to this comment.

Securities and Exchange Commission

September 24, 2013

Results of Operations

Consolidated Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 56

25.	In the third paragraph on page 57, you disclose that your net loss ratio was impacted by catastrophic losses related to Hurricane Sandy. Please quantify the impact of this catastrophe. In addition, please tell us whether catastrophe losses in general are material to your operations. If catastrophe losses are material to your operations, please revise your disclosure to:

•	Clearly disclose the amount of catastrophe losses for each period;

•	Clearly indicate what losses you characterize as catastrophes;

•	Separately disclose the losses recorded for each significant catastrophe;

•	Indicate how you identify an individual catastrophe as being significant; and

•	Disclose the amount of significant prior period loss development by significant catastrophe in each period presented.

Response: The disclosure in the last paragraph on page 58 has been revised as requested. Historically, other than for Hurricane Sandy, catastrophe losses have generally not been material to the Company’s operations.

Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the Ten-Month Period from March 1, 2010 (inception) to December 31, 2010, page 58

26.	In the last paragraph on page 59 you disclose that you incurred a tax loss related to a commutation of reserves that was not reported as a loss for GAAP purposes due to acquisition date accounting. Please tell us why it was appropriate to apparently reflect this benefit in your 2010 tax provision. Tell us why a deferred tax asset was not appropriate for this item at your acquisition date and reference for us the authoritative literature you relied upon to support your accounting.

Response: The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired and liabilities assumed at their respective fair values as of the acquisition date. More specifically, the Company recognizes a deferred tax asset or deferred tax liability arising from the assets acquired and liabilities assumed in a business combination and accounts for the potential tax effects of temporary differences, carry-forwards, and any income tax uncertainties of an acquiree that exist at the acquisition date. Taxable or deductible temporary differences arise from differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination.

Securities and Exchange Commission

September 24, 2013

The Company’s acquisition of 100% of GMAC Insurance Holdings, Inc.’s (“GMAC”) U.S. consumer property and casualty insurance business effective March 1, 2010, included entering into a commutation agreement with a subsidiary of GMAC. The Company incurred a loss on a commutation primarily related to treatment of deferred acquisition costs under statutory accounting principles. Under ASC 944-805-30, the Company accounted for this contract as a new contract whereby the Company did not record deferred acquisition cost related to the commutation agreement. This created a permanent book to tax difference which is properly reflected as a reconciling item in the 2010 rate reconciliation and the tax provision. A deferred tax asset is not appropriate for this item as deferred taxes are not posted for permanent differences between financial statement and taxable income.

A&H Segment Results of Operations 2012, page 64

27.	Please disclose the amount of the expected underwriting losses if material. In addition please tell us how these anticipated losses impacted your assessment of the realizability of deferred acquisition costs.

Response: The actual and expected underwriting losses from our acquisition of the A&H businesses during 2013 has not been material. As of June 30, 2013, the Company does not have any deferred acquisition costs related to this business.

Investment Portfolio, page 64

28.	Please disclose the investment quality of your corporate bond holdings and their terms. Please disclose concentrations arising from similar geographic regions, activities, or economic characteristics of the companies in your corporate bond portfolio.

Response: A table summarizing the investment quality of the Company’s corporate bond holdings and industry concentrations has been added to page 69 in response to this comment.

Liquidity and Capital Resources, page 71

29.	Please expand your disclosure in this section to quantify your cash, cash equivalents and working capital.

Response: Tabular disclosure at the bottom of page 76 has been added to quantify our cash, cash equivalents and working capital.

Securities and Exchange Commission

September 24, 2013

30.	Clarify whether or not in the second paragraph on page 72 you disclose an intercompany pooling agreement whereby the results of underwriting operations of each subsidiary in the pooling agreement is transferred to and combined with those of the others and the combined results are then reapportioned to the participating subsidiaries. Disclose the allocations under the pooling agreement if such disclosure is applicable.

Response: The disclosure in the carryover paragraph beginning at the bottom of page 75 has been revised to clarify that the retrocession of premiums under the pooling agreement was discontinued as of January 1, 2012.

31.	You disclose that in 2012 you formed a Luxembourg holding company and acquired a Luxembourg-domiciled captive insurance company and disclose that in September 2012, you acquired from the Coca-Cola Bottlers’ Association the “TABS” companies. You also state that you believe that the TABS companies, which wrote approximately $23 million in stop loss premium in 2012, have significant growth potential. Please tell us:

•

The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•

The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount of the parent holding company’s assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Response: The acquisition of the Luxembourg reinsurer and the TABS companies are not related to each other and are not part of a captive strategy. These entities do not assume reinsurance from third parties to whom the Company has ceded policies.

As noted below in the response to comment #32, the acquisition of the Luxembourg domiciled reinsurer allows the Company to obtain the benefit of the reinsurer’s capital and the utilization of its existing and future loss reserves through a series of reinsurance arrangements with one of the Company’s subsidiaries.

Securities and Exchange Commission

September 24, 2013

The TABS entities are Delaware domiciled entities regulated by the Captive Bureau of the Delaware Department of Insurance. They are insurance entities in the business of providing stop loss insurance coverage for employer groups which are part of certain associations. There are no intercompany guarantees or letters of credits related to these entities.

32.	You disclose that in connection with the acquisition of your Luxembourg-domiciled captive, you acquired the equalization reserves of the captive insurance company and disclose that the equalization reserve is a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the captive insurance company. You state that as of March 31, 2013, you had approximately $111 million of unutilized equalization reserves. Please tell us and clarify in the filing how the unutilized equalization reserves impact your financial statements. In your response, please confirm/clarify whether the equalization reserve is a statutory reserve and how it impacts your deferred tax accounting.

Response: Luxembourg reinsurers are permitted to establish “equalization reserves,” which are catastrophe statutory reserves in excess of required reserves that are determined by a formula based on the volatility of the business reinsured. Luxembourg has specific legislation allowing reinsurers to establish equalization reserves to safeguard against potential future volatility in claims experience. If the reinsurer ceases writing business and there are not sufficient losses to exhaust the equalization reserve, the reinsurer will ultimately release the equalization reserve and recognize income, which will be taxed at the Luxembourg effective rate of approximately 30%.

The purchase of a Luxembourg reinsurer allows the Company to obtain the benefit of the reinsurer’s capital and utilization of its existing and future loss reserves through a reinsurance arrangement with one of the Company’s subsidiaries. However, in order to fully utilize the equalization reserves, the subsidiary must cede sufficient losses to the reinsurer. The equalization reserves are statutory reserves in excess of required reserves, which are not recognized under U.S. Generally Accepted Accounting Principles. However, the Company must establish a deferred tax liability equal to approximately 30% of the unutilized portion of equalization reserve. The Company adjusts the deferred tax liability each period based on premiums and losses ceded to the Luxembourg reinsurer under the reinsurance arrangements. The use of the deferred tax liability related to these equalization reserves is netted against the amortization expense associated with the intangible asset created by the ability to use these rights, and recorded as a decrease to general and administrative expense.

Securities and Exchange Commission

September 24, 2013

The Company has revised the risk factor on page 25 and the MD&A Critical Accounting Policy disclosure in the first paragraph on page 55 to discuss the impact of these reserves on the Company’s financial statements.

33.	Please revise your discussion, for all periods presented, to address all material sources and uses of cash. In this regard, for example, your financing activities for the interim March periods appear to have been materially impacted by increased proceeds from the issuance of notes payable in 2013 that you do not appear to discuss in your disclosure. In addition, you do not appear to discuss your cash flows from 2010.

Response: The disclosure regarding sources and uses of cash for all periods presented beginning on page 77 has been revised in response to this comment

Revolving Credit Agreement, page 76

34.	Please disclose whether there is an outstanding balance on your terminated $25 million credit agreement in this section, and if so, please quantify the amount still owed.

Response: The disclosure under this heading at the bottom of page 80 has been revised to clarify that the $25 million credit agreement was repaid upon termination of the facility.

Business

Our Competitive Strengths

Long Standing Affinity Partnerships, page 84

35.	Please expand your disclosure in this section to identify the two affinity partners with which you recently entered into a 20-year extension.

Response: The disclosure in the first bullet point at the top of page 88 has been revised to identify the two affinity partners.

P&C Segment

Affinity Distribution Channel, page 86

36.	We note that you had $157.1 million in net premium written under your marketing agreement with Good Sam Enterprises, LLC. Please expand your disclosure to describe the material terms of this agreement, including the parties’ rights and obligations, duration of the agreement, termination provisions and payment provisions.

Response: The disclosure at the top of page 91 has been revised to include the material terms of this agreement. This agreement is the subject of a confidential treatment request submitted on September 24, 2013.

Securities and Exchange Commission

September 24, 2013

Ratings, page 93

37.	We note that A.M. Best has currently assigned your P&C insurance subsidiaries a group rating of “A- (Excellent).” Please expand your disclosure to explain the significance of the rating assigned (e.g. the third highest of ten ratings).

Response: The disclosure on pages 20 and 97 has been revised to explain that the assigned rating is the fourth highest out of fifteen ratings.

Technology, page 96

38.	Please expand your disclosure in this section and throughout your prospectus as appropriate to provide a description of your new policy administration system, when exactly it was launched, and how it differs from your legacy systems thereby enabling you to reduce your information technology operating expenses.

Response: The disclosure under this heading on page 103 regarding the new policy administration system has been expanded as requested, and cross references to the expanded disclosure have been added to the third bullet point on page 87 and the second paragraph on page 94.

Regulation

State Insurance Regulation

Financial Oversight

Investments, page

98

39.	Please quantify the limitations that are placed on the amounts an insurer may invest in a particular issuer and the aggregate amount an insurer may invest in certain types of investments.

Response: The disclosure under this heading on page 105 regarding has been expanded as requested.

40.	Please describe which investments are prohibited.

Response: The disclosure under this heading on page 105 regarding has been revised as requested.

Securities and Exchange Commission

September 24, 2013

Risk Based Capital Regulations, page 99

41.	We note that at December 31, 2012, your insurance subsidiaries’ risk-based capital levels exceeded the minimum level that would trigger regulatory attention. Please expand your disclosure to quantify the minimum level that would trigger regulatory attention.

Response: With respect to comments 41 and 42, the Company respectfully believes that disclosing the authorized control level and total adjusted risk based capital for each insurance subsidiary would not be helpful information to investors. In the initial filing, the Company disclosed that the insurance subsidiaries’ risk-based capital levels exceeded the minimum level that would trigger regulatory attention. In order to provide investors with a sense of the magnitude by which the minimum levels are exceeded, the Company has revised the disclosure under this heading on page 106 to state that the insurance subsidiaries’ risk-based capital levels substantially exceeded the minimum levels that would trigger regulatory attention.

42.	Please disclose your insurance subsidiaries’ risk-based capital levels and the minimum level of risk based capital amount that would trigger regulatory action for each of your subsidiaries or direct us to such disclosure.

Response: Please see the response to comment 41 above. The Company notes that the risk based capital levels for each of the insurance companies are disclosed in each company’s annual statutory statement in the Five Year Historical Data table.

Statutory Accounting Principles, page 99

43.	Please revise your disclosure to discuss the specific differences between statutory accounting principles and GAAP as they relate to your operations.

Response: The disclosure on under this heading on page 107 has been revised as requested.

Insurance Regulatory Information System Ratios, page 99

44.	Please describe the thirteen industry ratios and the “usual values” which you reference in this section.

Response: The disclosure under this heading on page 106 has been expanded in response to this comment.

45.	We note that departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business. Please specify whether any of your subsidiaries depart from the usual values of four or more of the ratios.

Securities and Exchange Commission

September 24, 2013

Response: The disclosure under this heading on page 106 has been expanded in response to this comment.

Management

Executive Officers and Directors, page 105

46.	Please revise the biography for Mr. Michael Karfunkel to provide his business experience during the past five years. Also please disclose the time frames that Mr. Karfunkel has held positions at AmTrust and Maiden.

Response: The biography for Mr. Michael Karfunkel on page 113 has been revised as requested.

47.	Please revise the biography for Mr. Robert Karfunkel to provide his business experience during the past five years.

Response: The biography for Mr. Robert Karfunkel on page 114 has been revised as requested.

48.	For your directors, please provide disclosure in their biographies discussing the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director pursuant to Item 401(e)(1) of Regulation S-K.

Response: The biographies for the directors on pages 113-115 have been revised as requested.

Code of Business Conduct and Ethics, page 108

49.	Please disclose whether a copy of your code of business conduct and ethics is available on your website.

Response: A copy of the Company’s code of business conduct will be available on the Company’s website prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

September 24, 2013

Summary Compensation Table, page 112

50.	We note your discussion on page 110 in the section entitled “Other Benefits and Perquisites,” which states that Barry Karfunkel and Robert Karfunkel are each provided a company car. Please revise your summary compensation table to include amounts attributable to personal use of a company for Barry Karfunkel and Robert Karfunkel.

Response: The amounts attributable to personal use of a company car for Barry Karfunkel and Robert Karfunkel have not been included in the summary compensation table in reliance upon Instruction 4 to Regulation S-K Item 402(c)(2)(ix) because the total value of all perquisites and personal benefits for each such named executive officer is less than $10,000.

Shares Available for Future Sale, page

141 Lock-Up Agreements, page 141

51.	Please file the lock-up agreements as exhibits.

Response: A form of the lock-up agreement has been filed as Exhibit 10.19.

Selling Stockholders, page 144

52.	We note the reference in footnote 30 to 33 unidentified selling stockholders. Please revise the list of selling stockholders to name each such selling security holder as requested by Item 507 of Regulation S-K.

Response: The Company supplementally advises the Staff that in accordance with SEC Compliance & Disclosure Interpretation 240.01 to Item 507 of Regulation S-K, dated July 3, 2008, the Company has aggregated the holdings of a group of 30 selling stockholders who, in the aggregate, beneficially own less than 1% of the total shares of common stock prior to the offering.

Annual Consolidated Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

53.	It is unclear what office of your audit firm performed the audit. Although the report mentions New York, New York in the fourth line, it appears that it could be part of your address in addressing the report to your board or directors. Please have your auditors revise their report to clearly indicate the city and state in which the report was issued as required by Item 2-02(a)(3) of Regulation S-X.

Response: The audit report has been revised to indicate the city and state in which the report was issued.

Securities and Exchange Commission

September 24, 2013

Consolidated Statements of Changes in Stockholder’s Equity, page F-5

Consolidated Statements of Cash Flows, page F-6

54.	Please explain to us the transaction that resulted in negative stock compensation expense reported during the year ended December 31, 2012 or direct us to existing disclosure. Reference for us the authoritative literature you relied upon to support your accounting.

Response: In 2012, a number of our senior officers resigned from their positions with the Company and forfeited both vested and unvested options. These forfeitures resulted in negative stock compensation expense for the year ended December 31, 2012.

When recognizing compensation cost under ASC 718, an entity must estimate the total number of instruments that will be forfeited as a result of a failure to provide the requisite service as described in ASC 718-10-35-3, which states that the total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (i.e. for which the requisite service period has been completed). An entity shall base initial accrual of compensation cost on the estimated number of instruments for which the requisite service is expected to be rendered which the Company made at the grant date (ASC 718-10-30-25 though 30-26). This estimate shall be revised if subsequent information indicates that the actual number of instruments is likely to differ from previous estimate which for example could results from actual turnover or termination of employees. Therefore, forfeitures during the period are recognized by reducing the number of options included in the recognition of compensation cost.

ASC 718-10-35-3 requires that the cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite is expected to be or has been rendered shall be recognized in compensation costs in the period of the change. The Company distinguishes the forfeitures into two separate groups: (i) a pre-vesting forfeiture, which is an award that is forfeited prior to vesting, such as due to termination or turnover and (ii) a post-vesting cancellation when an employee terminates after vesting and does not exercise his vested awards or if a vested award expires unexercised at the end of its contractual term. Pursuant to ASC 718-10-35-3, a pre-vesting forfeiture results in reversal of compensation whereas a post-vesting cancellation would not.

55.	Please revise your historical financial statements to retrospectively present your 286.22 for one stock split.

Response: The historical financial statements have been revised as requested.

Securities and Exchange Commission

September 24, 2013

Notes to Consolidated Financial

Statements 2. Accounting Policies

(c) Premiums and Other Receivables, page F-7

56.	On page 45, you disclose that you collect various service fees including commissions generated by selling third-party products but your accounting policy for recording such service fees is not disclosed. Please disclose your revenue recognition accounting policy for all types of service fees.

Response: Disclosure regarding the Company’s revenue recognition accounting policy for service fees has been added to pages 46 and 49 and footnote 2 subparagraph (g) on page F-8.

(f) Ceding Commission revenue, page F-8

57.	Please revise your disclosure to describe your accounting for the experience-based adjustable feature disclosed in your note and its implication in your risk transfer assessment.

Response: The Reinsurance disclosure on page F-14 has been revised as requested.

58.	Please tell us why it is appropriate to classify your ceding commissions as revenue instead of as a reduction of your deferred acquisition costs and reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company recognizes income related to ceding commission in a manner consistent with the recognition of the direct acquisition costs of underlying insurance policies, generally on a pro rata basis over the terms of the policies reinsured in the subject period. The majority of this income is derived from our participation in a quota share reinsurance treaty with three related entities whereby the Company has historically ceded 50% of the net earned premiums and net incurred losses and loss adjustment expenses. Regulation S-X 210.4-08(k) requires the amounts from related party transactions be identified and broken out on the face of the financial statements. This presentation provides investors with useful information regarding the related party nature of this quota share treaty and the effects of these relationships on our financial position of, which would not be readily available if the ceding commission was not reported separately.

5. Equity Investments in Unconsolidated Subsidiaries, page F-26

59.	Disclose the methodologies and the main assumptions used to calculate the fair values of the life settlement contracts and discuss why the assumptions used are considered appropriate. Disclose whether or not the estimated life expectancy calculations are made in-house or in reliance on outside parties. Identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained when the VIEs change the main assumptions used in these estimates.

Securities and Exchange Commission

September 24, 2013

Response: The disclosure on pages F-28 and F-29 relating to the calculation of fair values of life settlement contracts has been revised as requested.

60.	Please correct what appears to be a typographical error in your first tabular disclosure on page F-28. The amounts presented for premiums due on life settlement contracts within the next five years and thereafter do not add up to $696.7 million.

Response: The referenced tabular disclosure on page F-29 has been corrected.

6. Acquisitions and Disposals, page F-30

61.	Please revise to include all of the disclosures required by ASC 805-10-50 as applicable. For example, it does not appear that you disclosed the revenue and earnings of the combined entity for the comparable prior period as though the acquisition date for all business combination that occurred during 2012 had occurred as of the beginning of the comparable prior annual period (supplemental pro forma information.)

Response: None of the business combinations were significant enough to require such prior period disclosure. Specifically, none of the businesses acquired would have been a significant subsidiary pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent each place it appears therein.

62.	Tell us how you applied the provisions of ASC 944-805-25 and ASC 944-805-30 that require that you consider insurance and reinsurance contracts acquired to be new contracts for measurement and accounting purposes and explain how fair values were calculated. Revise your disclosures to clarify. Ensure that all of the disclosures required by ASC 944-805-50-1 have been made. In your response, specifically tell us what the technical reserves intangible assets as disclosed in Note 7 on page F-35 represent and why it is appropriate to amortize this asset over three to five years. Also, tell us why the useful life of the loss reserve discount intangible asset increased from five years at the end of 2011 to 15 years at the end of 2012.

Response: The Company has revised the Business Combination disclosure on page F-8 as requested.

Supplementally, the Company notes that the technical reserves intangible asset as disclosed on page F-36 resulted from purchase of a Luxembourg reinsurer in June 2012. As mentioned earlier, the Luxembourg reinsurer allows the Company to obtain the benefits of its capital and utilization of its existing and future equalization reserves

Securities and Exchange Commission

September 24, 2013

through a series of reinsurance agreements. The technical reserve intangible asset represents a contractual use right which will be amortized in proportion to the actual use of the related equalization reserves under various reinsurance agreements. The Company currently estimates the useful life of technical reserves intangibles to be three to five years. Please note there was no change in the useful life of loss reserve discount intangible asset and it remained five years at the end of 2012. The financial statements contained a typographical error referencing 15 years that has now been corrected to reference five years.

7. Goodwill and Intangible Assets, Net, page F-35

63.	In the first risk factor on page 16 and elsewhere you disclose your intent to replace legacy mainframe systems with a new system by the end of 2013. In the tables in this note you indicate that computer software is amortized over five years. As your first year of operations was 2010 and you expect to replace current systems by the end of this year, please explain to us, and revise your disclosure accordingly, how you are accounting for the legacy systems that appear will be retired before their initial estimated lives.

Response: The legacy operating systems were scheduled to amortize over 3 years as of the commencement of the Company’s operations in March 2010. In consideration of the Company’s new operating system, the Company accelerated the amortization of its legacy system and accordingly all value has been amortized as of December 31, 2012.

64.	In the third risk factor on page 14 you disclose that you transitioned your advertising and marketing to your new brand name from GMAC Insurance. In the tables in this note you indicate that trademarks are amortized over five years. Please tell us, and revise your disclosure accordingly, how you accounted for the GMAC Insurance trade name/trademarks at acquisition and the fact that you transitioned away from those trade names before the five year life you appear to assign.

Response: In accordance with provisions of the contract associated with the Company’s right to use the name GMAC Insurance, the Company originally established an intangible asset to be amortized over a longer period. As a result of the Company’s rebranding, effective July 1, 2013, the Company accelerated and has fully amortized the assets as of July 2013.

Securities and Exchange Commission

September 24, 2013

10. Income Taxes, page F-37

65.	The largest reconciling item in your rate reconciliation table for 2012 on page F-39 relates to a “prior year deferral adjustment.” Please tell us what this adjustment represents and how it is properly reflected in 2012 instead of a prior period. Please reference for us the authoritative literature you rely upon to support your accounting.

Response: During 2012, the Company corrected two items related to its income tax provision for the year ended December 31, 2011 which was comprised of a prior year deferral adjustment of approximately $3 million and a prior year return to provision (“RTP”) benefit of $837,000. The net effect of these two corrections resulted in an increase in the 2012 income tax provision of approximately $2.2 million. The deferral adjustment of approximately $3 million was related to RTP adjustments from the 2010 tax provision to return that were not incorporated into the 2011 income tax provision. The current portion of the RTP was recorded properly while the timing difference related items were never incorporated into the deferred tax inventory on the balance sheet. Accordingly, this resulted in a misstatement in the income tax provision for 2011. The misstatement related to the prior year RTP benefit of $837,000 primarily consisted of the difference in the actual 2011 pre-tax income as compared to the pre-tax income used for the income tax provision in 2011.

The Company evaluated the impact of this misstatement considering the qualitative and quantitative factors discussed in the SEC Staff Accounting Bulletin (“SAB”) No. 99 – Materiality and SAB No. 108 Topic 1N and concluded that it is appropriate to reflect the correction of these misstatements in its 2012 financial statements. In making the determination that these adjustments were immaterial, the Company also considered its impact under both iron-curtain and rollover approaches as defined in SAB No. 108 Topic 1N. However, the Company has revised the disclosure on page F-40 to describe the nature of these adjustments. The Company has also strengthened its internal control environment by hiring additional qualified tax personnel, as well as, hiring a reputable accounting firm to review its tax provision on a quarterly basis.

Securities and Exchange Commission

September 24, 2013

23. Share-Based Compensation, page F-57

66.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2012 through the date of your response. Separately represent to us that you will update this schedule for any appropriate issuances after the date of your response through the date you complete your offering. Please provide the following information separately for each equity issuance:

•	The date of the transaction;

•	The number of shares/options issued/granted;

•	The exercise price or per share amount paid;

•	Your fair market value per share estimate and how the estimate was made;

•	The identity of the recipient, indicating if the recipient was a related party;

•	Nature and terms of concurrent transactions; and

•	The amount of any compensation or interest expense element.

Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: Supplementally, the Company advises that the only equity issuances since January 1, 2012, with exception of the private placement completed on June 6, 2013, were grants of options to acquire shares the Company’s common stock. The exercise price for each option issuance was based on the fair market value of the underlying common stock on the date of grant.

Attached as Annex A to this response letter is a listing of each option grant since January 1, 2012, including the recipient (identified by title, except for certain related parties), date of grant, the vesting period, the number of shares underlying the option grants and the exercise price/ fair market value per share. The compensation expense with respect to the grants was determined using a Black Scholes pricing model and is noted below. The Company confirms that it will update this schedule for any appropriate issuances after the date of this letter through the effective date of the Registration Statement.

Securities and Exchange Commission

September 24, 2013

The fair market value of the underlying common stock for each issuance was determined as follows:

• For all issuances between January 1, 2012 and June 2013, the fair market value of the Company’s common stock was determined to be equal to the GAAP book value per share of the Company as of the end of the most recently completed month immediately preceding the issuance.

• For the issuances on June 6, 2013, the fair market value was based on the offering price in the private placement. On June 6, 2013, the Company completed the sale of 21,850,000 shares of its common stock in a private placement exempt from registration under the Securities Act at an offering price $10.50 per share and received net proceeds of approximately $213 million. The Company determined the offering price per share in the private placement in consultation with FBR Capital Markets & Co. (“FBR”), the initial purchaser and placement agent in the private offering. In making such determination, the Company considered many factors, including its business strategy and the amount of capital needed to be raised in the private placement to implement the business strategy, the market demand for the Company’s stock and the Company’s capital structure.

• For the issuances to directors on August 6, 2013, the fair market value was determined to be the price of the most recent trade for the shares in the FBR Plus System immediately preceding the issuance, which trade date was July 30, 2013. The reported trades in the FBR Plus system represent arms-length transactions between non-affiliated QIBs, and therefore support the Company’s reliance on these transactions to establish the fair market value of the common stock.

The increase from the $6.53 price per share as of January 27, 2012 to $7.57 as of April 12, 2013, the most recent stock option grant date prior to the completion of the private placement, is attributable to increases in the Company’s GAAP book value during this period, reflecting the Company’s profitable operating performance over this period.

The increase from the $7.57 price per share as of April 12, 2013 to $10.50, the price at which our common stock was sold to investors in the private placement, is largely attributable to the liquidity driven valuation premium inherently available to a company as it transitions from privately held to publicly traded status. As a condition to the completion of the private placement, the Company entered into a registration rights agreement with FBR (for the benefit of the investors in the private placement) pursuant to which the Company agreed, within certain timeframes, to register the common stock sold in the private placement with the SEC and seek to have its common stock approved for listing on a national stock exchange. Consequently, the private offering price reflected a valuation premium more closely aligned to a public company with a liquid trading market than a closely-held private company with illiquid shares.

Securities and Exchange Commission

September 24, 2013

The increase from the private offering price of $10.50 per share as of June 6, 2013 to the $12.10 price per share as of August 6, 2013, the date of the last equity issuance, is a function of the price per share at which the common stock had been trading in the FBR Plus System. The last trade in the FBR Plus system prior to August 6 was on July 30, 2013 at $12.10 per share.

The increase from the $12.10 price as of August 6, 2013 to $12.38, the mid-point of the estimated public offering range included in the Registration Statement, is also a function of the price per share at which the common stock has been trading in the FBR Plus System.

The aggregate amount of compensation expense recorded as of June 30, 2013 for options that have been granted in 2012 and 2013 is as follows:

As of June 30, 2013	Vesting Period (years)	Aggregate Compensation Expense
January 27, 2012 Grant	5	285,495
August 8, 2012 Grant	3	486,343
December 14, 2012 Grant	5	139,326
December 14, 2012 Grant	3	130,242
June 6, 2013 Grant	4	148,750

		1,190,156

25. Segment Information, page F-59

67.	Please revise your disclosure to include your premium revenue and service revenue by each product and service or group of similar products and services as required by ASC 280-10-50-40.

Response: The Company respectfully notes that all premium and service revenue in the P&C Segment was earned with respect to one product or group of similar products—Private Passenger Automobile insurance and in the A&H Segment was earned with respect to one product or group of similar products. Accordingly, since only one product or group of similar products is involved, we do not believe that any change to this disclosure is required by ASC 280-10-50-40.

Securities and Exchange Commission

September 24, 2013

Interim Condensed Consolidated Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm, page F-64

68.	Please have your auditors revise their report to identify the Public Company Accounting Oversight Board as being from the United States. Please see paragraph 3 of Auditing Standard No. 1.

Response: The audit report has been revised as requested.

Notes to Condensed Consolidated Financial Statements

5. Equity Investments in Unconsolidated Subsidiaries, page F-79

69.	Please explain to us why the fair value of investments in life settlement contracts of $264.6 million in your tabular disclosure on page F-81 and in the first paragraph on page 70 does not agree to the fair value of $199.8 million disclosed in the first table on page 70.

Response: The fair value on page F-81 was an error. Please see the updated fair value of investments in life settlement contracts of $208.7 million as of June 30, 2013 on pages 74 and F-82. Additional disclosure has been added to the footnotes to the financial statements beginning on pages F-28 and F-82 to describe how the LSC Entities determine the fair value of life settlement contracts.

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.

Securities and Exchange Commission

September 24, 2013

ANNEX A

Grants since 1/1/12

Option Holder	Date of Grant	Vesting Schedule	Post-Split # of Shares	Per Share Exercise Price
Executive Officer	1/27/2012	5 years	182,228	$6.53
Employee	1/27/2012	5 years	182,228	$6.53
Employee (forfeited 8/6/12)	1/27/2012	5 years	182,228	$6.53
Named Executive Officer	8/6/2012	3 years	578,498	$6.97
Executive Officer	12/14/2012	3 years	200,351	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	14,310	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee	12/14/2012	5 years	28,621	$7.52
Employee (forfeited 8/15/13)	12/14/2012	5 years	28,621	$7.52
Employee (forfeited 6/11/13)	4/12/2013	5 years	182,228	$7.57
Grants on 6/6/13 (Closing Date of Offering)
Karfunkel, Barry (Related Party)	6/6/2013	4 years	743,500	$10.50
Karfunkel, Robert (Related Party)	6/6/2013	4 years	743,500	$10.50
Named Executive Officer	6/6/2013	4 years	520,450	$10.50
Executive Officer	6/6/2013	4 years	185,875	$10.50
Executive Officer	6/6/2013	4 years	185,875	$10.50
Employee	6/6/2013	4 years	185,875	$10.50
Employee	6/6/2013	4 years	148,700	$10.50
Employee	6/6/2013	4 years	74,350	$10.50
Grants on 8/6/13
Director	8/6/2013	1 year	5,000	$12.10
Director	8/6/2013	1 year	5,000	$12.10
Director	8/6/2013	1 year	5,000	$12.10
Director	8/6/2013	1 year	5,000	$12.10